BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

April 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Aquila Funds Trust (the “Registrant”) relating to Aquila Three Peaks High Income Fund (the “Fund”), filed on February 18, 2014.  Following are the Staff’s comments and the Registrant’s responses thereto:

A.  Prospectus Cover Page

1.	Comment:
The Staff requested that the Registrant delete CUSIP references from the Prospectus Cover Page in accordance with General Instruction C.3.(b) to Form N-1A, noting that CUSIP references are not required by Form N-1A and could obscure the class and ticker information that is required by Form N-1A.

	Response:	The Registrant has revised the Prospectus Cover Page to address the Staff’s comment.
B.  Fee Table

1.	Comment:
The Staff requested that the Registrant delete the phrase “as well as eligibility requirements for each share class” from the introduction to the Fee Table to conform to the disclosure required by Item 3. of Form N-1A.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

2.	Comment:
The Staff asked that the Registrant explain in its response why Class I and Class Y shares of the Fund are assessed a redemption fee but Class A shareholders who pay an initial sales charge and Class C shareholders who pay a contingent deferred sales charge are not assessed a redemption fee.

Response:
The Registrant notes that, in 2002, in response to short-term trading activity in Fund shares, the Board of Trustees of the Registrant determined to assess a redemption fee on Fund shareholders who do not pay an initial or contingent deterred sales charge.  It was determined that the initial sales charge on Class A shares and the contingent deferred sales charge on Class C shares held less than a minimum holding period served to deter short-term trading activity in those classes of shares of the Fund.

3.	Comment:	The Staff requested that the redemption fee applicable to Class A shares be shown in the Fee Table as 1.00% rather than “None.”
Response:
The Registrant notes that, as discussed with the Staff and as disclosed in the Prospectus, the redemption fee is assessed only on Class A shareholders who do not pay an initial sales charge.  Accordingly, the Registrant believes that the Fee Table currently presents the redemption fee for Class A shares in a clear and accurate manner, and that no change to the disclosure is required.

4.	Comment:	The Staff requested that the maximum deferred sales charge applicable to Class A shares be shown in the Fee Table as 1.00% rather than “None.”
Response:
The Registrant notes that, as discussed with the Staff and as disclosed in the Prospectus, the maximum deferred sales charge is applicable only for those shareholders who do not pay an initial sales charge.  Accordingly, the Registrant believes that the Fee Table currently presents the Fund’s sales charge arrangements in a clear and accurate manner, and that no change to the disclosure is required.

C.  Principal Investment Strategies

1.	Comment:
The Staff noted that the Registrant states that the average effective weighted maturity of the Fund’s portfolio will normally be within one year of the average maturity of the Barclays Capital U.S. Corporate High-Yield Bond Index, and requested that the Registrant disclose the average maturity of the Index as of a recent date.

	Response:	The Registrant has added disclosure to address the Staff’s comment.
2.	Comment:	The Staff requested that, if applicable, the Registrant revise the statement that the Fund may invest without limit in foreign debt to note that such investments may include emerging markets debt.
	Response:	The Registrant has added disclosure to address the Staff’s comment. .

3.	Comment:	The Staff noted that the Registrant includes a subordinated securities risk factor and requested that the Registrant add corresponding disclosure to the Principal Investment Strategies section.
	Response:	The Registrant has added disclosure to address the Staff’s comment.
4.	Comment:
The Staff noted that the Registrant includes a portfolio turnover risk factor and requested that the Registrant confirm that high portfolio turnover is not employed by the Fund as an element of its principal investment strategies that would require disclosure in the Principal Investment Strategies section.

Response:
The Registrant confirms that high portfolio turnover is not employed by the Fund as an element of the Fund’s principal investment strategies that would require disclosure in the Principal Investment Strategies section.  The Registrant notes that, as disclosed in the Prospectus, the Fund generally intends to purchase securities for long-term investment and portfolio turnover rates are generally not a factor in making buy and sell decisions.  The Registrant notes that high portfolio turnover rates may result from a variety of factors.  The Registrant notes that it includes a portfolio turnover risk factor to address recent high portfolio turnover rates.

5.	Comment:
The Staff noted that the Registrant includes disclosure regarding derivatives in the Additional Information About the Fund’s Principal Investment Strategies and Principal Risks section of the Prospectus, but does not include corresponding disclosure in the Principal Investment Strategies section.  The Staff requested that, if applicable, the Registrant add disclosure regarding the Fund’s use of derivatives to the Principal Investment Strategies section.

Response:
The Registrant notes that it does not include disclosure regarding derivatives in the Principal Investment Strategies section of the Prospectus because, although permitted to do so, use of derivatives is not a principal investment strategy of the Fund and, in fact, the Fund does not currently use derivatives.  Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

6.	Comment:
The Staff noted that the Registrant includes disclosure regarding investments in special situations in the Additional Information About the Fund’s Principal Investment Strategies and Principal Risks section of the Prospectus, but does not include corresponding disclosure in the Principal Investment Strategies section.  The Staff suggested that, if applicable, the Registrant consider adding disclosure regarding the Fund’s investments in special situations to the Principal Investment Strategies section.

Response:
The Registrant notes that it does not include disclosure regarding investments in special situations in the Principal Investment Strategies section of the Prospectus because such investments are not principal investment strategies of the Fund.  Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

D. Management
1.	Comment:	The Staff requested that the Registrant revise the disclosure to state that Mr. Rufenacht and Mr. Battilega “jointly and primarily” manage the Fund’s portfolio.
	Response:	The Registrant has revised the disclosure to address the Staff’s comment.
2.	Comment:
The Staff requested that the Registrant delete the statement that Mr. Rufenacht is a 25-year veteran of the industry from the Management section to conform to the disclosure required by Item 5.(b) of Form N-1A.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.
E.	Additional Information About the Fund’s Principal Investment Strategies and Principal Risks

1.	Comment:
The Staff requested that, if applicable, the Registrant add disclosure stating that the Fund’s investment objective may be changed without shareholder approval in accordance with Item 9.(a) of Form N-1A.

Response:
The Registrant notes that, as disclosed in the Statement of Additional Information, the Fund’s investment objective may not be changed without shareholder approval.  Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

2.	Comment:
The Staff requested that the Registrant revise the disclosure to clarify that the Fund may invest in short-term debt securities for defensive investing purposes, consistent with the disclosure in the corresponding risk factor.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.
3.	Comment:	The Staff requested that the Registrant revise the disclosure to present cash management and defensive investing separately .
	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

F.	Alternative Purchase Plans

1.	Comment:
The Staff noted that the table comparing the sales charges and expenses of each class of share of the Fund includes a row titled “Distribution and Service Fees.”  The Staff requested that the Registrant re-title this row “Distribution and/or Service Fees” to reflect that, while Class C shares and Class I shares charge both distribution and service fees, Class A shares charges only a distribution fee.

	Response:	The Registrant has revised the disclosure to address the Staff’s comment.
G.	Statement of Additional Information

1.	Comment:	The Staff requested that the Registrant revise the disclosure to distinguish more clearly between principal and non-principal investment strategies and risks.
	Response:	The Registrant has revised the disclosure to address the Staff’s comment.

H.	Exhibits

1.	Comment:
The Staff noted that exhibit (a) to the Post-Effective Amendment, which includes the Registrant’s Amended and Restated Agreement and Declaration of Trust, appears to be mislabeled on the EDGAR filing system under “type.”  The Staff suggested that the Registrant re-file exhibit (a) with its next post-effective amendment to correct the exhibit label.

	Response:	The Registrant confirms that it will re-file exhibit (a) with its next post-effective amendment to correct the exhibit label.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin

Aquila Funds Trust
120 West 45th Street, Suite 3600
New York, New York 10036

April 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Post-Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Aquila Funds Trust, filed on February 18, 2014, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Aquila Funds Trust

By: /s/ Charles E. Childs, III

Name: Charles E. Childs, III
Title: Secretary